                                                                     Exhibit 1.6
                                                                     -----------

Somerset Financial Group, Inc.                 Schneider Securities, Inc.
10 Wright Street, Suite 220                    2 Charles Street
Westport, CT 06880                             Providence, RI 02904


October 9, 2001


Mr. Allen Watson, President
Nations Express, Inc.
P.O. Box 19247
Charlotte, NC 28219

Re: Funding of Nations Express, Inc.

Dear Mr. Watson:

This letter is intended to put into writing the understanding between Somerset Financial Group, Inc., Schneider Securities, Inc, and Nations Express regarding the time period from the execution of this letter and the effective date of your anticipated public offering.

It is our intent to assist Nations Express, Inc. in locating funding and to help complete, as Underwriters, the contemplated initial public offering in which Nations Express is attempting to raise between $4.5 - $6 million. Such conduct, as you are aware, cannot be guaranteed and is limited to the conditions described in the attached letter of intent. The efforts of the Underwriters include, but are not limited to, introductions to investment firms, banks, financial institutions, public and private companies, insurance companies, and individuals who may take a financial interest in Nations Express.

The main directive is to co-manage a successful public offering. However, if funding takes place away from that offering for any reason without the assistance of the Underwriters, you change your mind about going forward with the public offering, or sell ownership in your company as such will result in a different transaction valuation for your company, then you will pay Somerset and Schneider as follows:

(a) If Nations Express completes a financing with McCall Capital Partners, First Union, BB&T, Blackwell or Crutchfields Corp. during the term of this agreement, then Nations Express will pay designates of Somerset and Schneider a total of 50,000 common shares immediately upon the closing of the financing (non-dilutive based on the current capitalization of 2,979,566 shares of common stock).
(b) If Nations Express completes a financing with anyone other than the groups noted above during the term of this agreement, then Nations Express will pay designates of Somerset and Schneider a total of $75,000 and 25,000 shares of common stock immediately upon the closing of the financing non-dilutive (based on the current capitalization of 2,979,566 shares of common stock).

This letter provision shall only remain valid for a period of 180 days from November 15/th/ 2001 or upon the closing of the public offering whichever comes first. If the above is acceptable and meets with your approval, please so signify with your signature and return via fax to Somerset Financial Group at 860-760-6058.

Sincerely,                                           Agreed and accepted,

/s/ John D. Lane
----------------------------------
    John D. Lane, Vice President                     Allen Watson, President
    Somerset Financial Group, Inc.                   Nations Express, Inc.